V f 3-4-04

04003520

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YYY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL RECEIVED PROCESSING SECTION FEB 27 2004 WASH. D.C. 161

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: *(Do not use P.O. Box No.)*

33 BROAD STREET
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-896-3531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

OATH OR AFFIRMATION

I, ROBERT MALONEY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC. , as of 12/31 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My commission expires 12/10/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINSLOW, EVANS & CROCKER, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying statement of financial condition of Winslow, Evans & Crocker, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winslow, Evans & Crocker, Inc., as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry D. Liberfarb, PC

Norwood, Massachusetts
February 3, 2004

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 187,265
Deposits with clearing organizations	120,000
Receivable from broker-dealers and clearing organizations	459,190
Marketable securities, at market value	569,044
Furniture and equipment, at cost, less accumulated depreciation of $128,012	64,014
Other assets	151,061
	$ 1,550,574

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 223,379
Commissions payable	179,084
Income taxes payable	9,949
Deferred income taxes payable	7,525
Accounts payable, accrued expenses, and other liabilities	202,536
	622,473
Stockholders' equity:	
Common stock, no par value, 200,000 shares authorized, 10,000 shares issued and outstanding	1,296
Additional paid-in capital	850,990
Retained earnings	125,815
Less common stock in treasury, at cost	(50,000)
Total stockholders' equity	928,101
	$ 1,550,574

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 5,321,163
Principal transactions	141,759
Interest and dividends	42,099
	5,505,021
Expenses:	
Employee compensation and benefits	1,275,448
Floor brokerage, exchange and clearance fees	3,047,593
Interest	7,836
Occupancy	184,417
Other expenses	879,950
	5,395,244
Income before income taxes	109,777
Provision for income taxes	25,448
Net income	$ 84,329

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2003	$ 1,296	$ 850,990	$ 41,486	$ -	$ 893,772
Net income			84,329		84,329
Purchase of common shares for treasury				(50,000)	(50,000)
Balance at December 31, 2003	$ 1,296	$ 850,990	$ 125,815	$ (50,000)	$ 928,101

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 84,329
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	27,773
(Increase) decrease in operating assets:	
Deposits with clearing organizations	30,000
Receivable from broker-dealers	(87,790)
Marketable securities	(239,726)
Other assets	76,623
Increase (decrease) in operating liabilities:	
Payable to broker-dealers and clearing organizations	215,405
Commissions payable	5,824
Income taxes payable	9,949
Deferred income taxes payable	7,525
Accounts payable, accrued expenses, and other liabilities	68,539
Total adjustments	114,122
Net cash provided by operating activities	198,451
Cash flows used for investing activities	
Purchase of furniture and equipment	(21,740)
Cash flows from financing activities	
Purchase of common stock for treasury	(50,000)
Increase in cash	126,711
Cash at January 1, 2003	60,554
Cash at December 31, 2003	$ 187,265

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.

Notes To Financial Statements

For the Year Ended December 31, 2003

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions:

Customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Marketable Securities:

Marketable securities are valued at market, cost is determined on the specific identification method, realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2003 there was an unrealized gain of $58,530.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to income as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes:

The Company recognized deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which require the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed15 to 1. The Company had net capital of $651,923 which was $551,923 in excess of its required net capital of $100,000. The Company's net capital ratio was .61 to 1.

NOTE 3 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with other clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation. (FDIC).

NOTE 4 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2003, the Company's matching contribution amounted to $21,149.

NOTE 5 – LITIGATION

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, the potential liability resulting from such litigation will not exceed $ 25,000. The Company has accordingly made such an accrual.

NOTE 6 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences existing in the recognition of unrealized gains and losses on investments for tax and financial statement purposes, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
Federal	$ 5,803
State	5,702
Total	11,505
Deferred tax expense	
Federal	6,780
State	7,163
Total	13,943
Income tax expense	$ 25,448

NOTE 7 – PROPERY AND EQUIPMENT

As of December 31, 2003 major classes of property and equipment consisted of the following:

Computer equipment	$ 102,002
Furniture and fixtures	90,024
	192,026
Less: Accumulated depreciation	128,012
	$ 64,014

Depreciation expense for 2003 was $27,773.

NOTE 8 – LONG TERM LEASES

The Company leases various office and storage space at the rate of $ 18,420 per month. The leases expire between October 31, 2004 and January 31, 2009. The accompanying financial statements include rent expense of $ 173,204, which is net of sub-lessee income of $ 850.

Future minimum lease payments for these non-cancelable operating leases at December 31, 2003 are as follows:

Year ended December 31,	
2004	$ 147,597
2005	40,698
2006	40,698
2007	40,698
2008	40,698
2009	3,391
	$ 313,780

NOTE 9 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003, consist of the following:

Cash in various accounts held at clearing brokers	$ 262,421
Commissions receivable	196,769
	$ 459,190

NOTE 10 – ADDITIONAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 7,836
Income Taxes	$ 2,559

WINSLOW, EVANS & CROCKER, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying financial statements of Winslow, Evans & Crocker, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 3, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
February 3, 2004

SCHEDULE I
WINSLOW, EVANS & CROCKER, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 1,472
Commissions payable	179,084
Income taxes payable	9,949
Deferred income taxes payable	7,525
Accounts payable, accrued expenses	202,536
Total aggregate indebtedness	$ 400,566
Net captial:	
Common stock	$ 1,296
Additional paid-in capital	850,990
Retained earnings	125,815
Treasury stock	(50,000)
	928,101
Adjustments to net capital:	
Other assets	(151,061)
Furniture and equipment, net	(64,014)
Haircuts	(61,103)
Net capital, as defined	651,923
Net capital requirment	$ 100,000
Net capital in excess of requirements	$ 551,923
Ratio of aggregate indebtedness to net capital	61.44%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2003	
Net capital, as reported in the Company's Part II A (unaudited)	
Focus Report	$ 681,437
Net audit adjustments	(26,733)
Increase in non-allowables and haircuts	(2,781)
Net capital per above	$ 651,923

SCHEDULE II

WINSLOW, EVANS & CROCKER, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2003

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Winslow, Evans & Crocker, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 3, 2004